Exhibit (a)(12)

US LEC Corp.

Supplement to

Offer to Exchange Certain Outstanding Options

for New Options

March 13, 2006

We are providing our employees, including our executive officers, and three of our directors the following supplemental information regarding our offer to exchange their eligible options for new options. You should read this supplement together with the Offer to Exchange dated February 23, 2006 (“Offer to Exchange”) when making your decision whether to accept or reject the Offer.

Except as set forth below, the original terms of the Offer to Exchange remain in effect. The information in this supplement is in addition to and some of it is different from the information contained in the Offer to Exchange. To the extent the information in this supplement is different from the information contained in the Offer to Exchange, the information in this supplement will govern the terms of the Offer. The item numbers, page numbers and section headings listed below refer to the item numbers, page numbers and section headings contained in the Offer to Exchange.

Summary Term Sheet

Page 5.    We are deleting the penultimate sentence in the answer to question 20 and substituting the following: However, we recommend that you consult with your own tax advisor regarding the particular tax consequences of the offer to you.

Page 6.    In the answer to question 25, we are changing “April 24, 2006” to “April 19, 2006.”

Section 4 – Withdrawal Rights; Change of Election

We are changing “April 24, 2006” to “April 19, 2006” in the paragraph in this section under the heading “Voluntary Withdrawal or Change of Election” on page 13.

Section 6 – Conditions of the Offer.

We are modifying subparagraphs (a) and (b) of this section on page 15 to read as follows:

(a) any instituted or pending action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the tendered options pursuant to the offer, the issuance of new options, or otherwise relates in any manner to the offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), or results of operations of US LEC or our subsidiaries, or materially impair the benefits that we believe we will receive from the offer;

(b) any action is pending or taken, or any approval is withheld, or any statute, rule, regulation, judgment, order or injunction is sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would;

We are also modifying subparagraph (b)(4) of this section on page 15 to read as follows:

(b)(4) materially and adversely affect the business, condition (financial or other), or results of operations of our subsidiaries, or otherwise materially impair our business or the business of any of our subsidiaries;

In subparagraphs (a) and (b)(3) of this section on page 15, we refer to “benefits” we believe we will receive in this offer. These references to “benefits” refer to the purpose of the offer described in “Section 2-Purposes of the Offer” beginning on page 8. In addition, we are deleting the condition in subparagraph (j) of Section 6 which appears on page 16. Consequently, the only conditions to the offer are listed in subparagraphs (a) through (i) of Section 6. Finally, if there is a question about whether a condition to the offer has been triggered while the offer is pending, we will promptly notify the holders of eligible options as to how we intend to proceed.

Section 12 – Material U.S. Federal Income Tax Consequences.

We are revising the first sentence in this section on page 21 to read as follows: The following summarizes the material U.S. federal income tax consequences of the exchange of options pursuant to this offer.

We are also revising the last sentence of the second paragraph of this section that is in bold type on page 21 to read as follows: We recommend that you consult your own tax advisor regarding the particular federal, state and local tax consequences to you of participating in the offer.

Section 15 – Information Concerning US LEC.

We are adding the following Selected Financial Data at the end of this section on page 23:

SELECTED FINANCIAL DATA

The following table sets forth our selected consolidated financial data as of and for the years ended December 31, 2001, 2002, 2003, 2004 and 2005 and certain operating data.

	2001	2002	2003	2004	2005
	(Dollars in thousands, except per share data)
Statement of Operations:
Revenue	$178,602	$250,363	$310,825	$356,181	$387,738
Network Expenses	90,298	121,127	148,699	171,292	186,924
Depreciation and Amortization	35,103	45,062	48,374	49,851	50,668
Selling, General and Administrative	114,898	112,878	126,267	139,231	148,902
Provision (Recovery) for Doubtful Accounts Related to WorldCom	—	9,500	(5,867)	—	—
Provision (Recovery) for Disputed Receivables	(7,042)	—	—	—	—
Charge Related to Carrier Access Disputes	—	—	—	—	23,292

Loss from Operations	(54,655)	(38,204)	(6,648)	(4,193)	(22,048)
Charges Related to Early Extinguishment of Debt	—	—	—	(4,416)	—
Other Income	—	—	267	—	202
Net Interest Expense	(8,699)	(7,688)	(8,159)	(11,153)	(16,802)

Net Loss	(63,354)	(45,892)	(14,540)	(19,762)	(38,648)
Less: Dividends on Preferred Stock	12,810	13,596	14,431	15,316	16,256
Accretion of Preferred Stock Issuance Cost	491	521	553	587	623

Net Loss Attributable to Common Stockholders	$(76,655)	$(60,009)	$(29,524)	$(35,665)	$(55,527)

Net Loss Attributable to Common Shareholders Per Share-Basic	$(2.83)	$(2.26)	$(1.08)	$(1.19)	$(1.83)
Net Loss Attributable to Common Shareholders Per Share-Diluted	$(2.83)	$(2.26)	$(1.08)	$(1.19)	$(1.83)
Weighted Average Number of Shares Outstanding-Basic	27,108	26,546	27,392	29,927	30,399
Weighted Average Number of Shares Outstanding-Diluted	27,108	26,546	27,392	29,927	30,399
Other Financial Data:
Cash Capital Expenditures	$40,425	$32,029	$35,767	$33,395	$34,954
Net Cash Flow Provided by (Used in) Operating Activities	(5,971)	(5,645)	55,333	25,219	17,736
Net Cash Flow Used in Investing Activities	(40,425)	(31,809)	(42,202)	(35,724)	(34,638)
Net Cash Flow Provided by (Used in) Financing Activities	21,077	(17,333)	4,280	15,611	(626)
Operating Data (1):
Number of States Served with All Services (including Washington, DC)	13	14	16	16	17
Number of Local Switch Locations	26	26	27	27	27
Number of Business Class Customers	6,823	10,290	16,814	22,324	26,225
Number of Employees	892	911	1,016	1,065	1,128
Number of Sales and Sales Support Employees	365	367	412	460	485
Balance Sheet Data:
Cash and Cash Equivalents	$80,502	$25,715	$43,126	$48,232	$30,704
Working Capital	59,972	26,620	12,574	32,605	10,889
Accounts Receivable, Net	42,972	57,989	48,294	60,745	49,841
Current Assets	135,644	96,030	101,622	119,721	89,901
Property and Equipment, Net	188,436	178,810	165,793	158,617	144,350
Total Assets	333,313	285,314	285,299	298,311	252,352
Long-Term Debt (including current portion)	150,000	130,617	125,818	149,288	149,438
Series A Redeemable Convertible Preferred Stock	216,155	230,272	245,255	261,158	278,037
Total Stockholders' Deficiency	$(97,325)	$(153,991)	$(171,161)	$(205,304)	$(260,014)

(1)	Amounts presented are as of the end of the period.

Section 16 – Additional Information.

We are adding the following subparagraph (h) to this section on page 24:

(h)	Our Annual Report on Form 10-K for the year ended December 31, 2005.

We are also revising the address for the SEC’s Public Reference Room on page 24 to read: 100 F Street, N.E., Washington, D.C. 20549.

Section 17 – Forward-Looking Statements.

This section, which begins on page 24, is deleted in its entirety. Any “forward-looking statements,” as defined in the Private Securities Litigation Reform Act of 1995, in the offer are not entitled to the safe-harbor protection under that law.

Letter of Transmittal

In the third paragraph on page 5 of the Instructions to the Letter of Transmittal that accompanies the Offer to Exchange, dated February 23, 2006, we are changing “April 24, 2006” to “April 19, 2006.”